[LETTERHEAD OF ALLEN MATKINS LECK GAMBLE & MALLORY LLP]


July 12, 2005

VIA EDGAR AND FAX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Michele Gohlke, Branch Chief

         Re:      Positron Corporation
                  Form 10-KSB for the Year Ended December 31, 2004 Form 10-KSB/A for the Year Ended December 31, 2004 Form 10-QSB for the Quarter Ended March 31, 2005 File No. 000-24092

Ladies and Gentlemen:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Positron Corporation (the "Company") dated June 30, 2005 regarding the above-referenced filings.

         Form 10-KSB for the Year Ended December 31, 2004
         ------------------------------------------------

         Financial Statements, page 38
         -----------------------------

         Note 3.  Inventories, page 46
         -----------------------------

         1. We note on page 2 that you reacquired one of your POSICAM systems, which is being held in inventory for resale, and we note from page 8 that you did not have any outstanding orders as of December 31, 2004. Tell us whether this system can be resold and if you have recorded an inventory reserve for this system. Additionally, please tell us why there is no amount presented in finished goods relating to the returned system.

Response
--------

         Positron reacquired a POSICAM imaging system that had been in service at Medical City Hospital in Dallas in 2003. This is a reacquired system, and was not returned by the customer on account of its failure to perform properly. A part of Positron's business is to acquire, remanufacture and resell systems that have reached the end of their useful life. The total cost attributed to this system was only $12,890. This cost included the $7,000 purchase price and a

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Securities and Exchange Commission
July 12, 2005

$5,890 payment to a moving company for disassembly and removal of the system from the hospital.

         This reacquired system was shipped to Positron's facility in Houston where it must be "remanufactured" prior to resale. Each of the individual components (e.g. modules, electronic boards, cables, etc.) must be tested and repaired as required so that they are functioning properly. The exterior covers and the patient bed must also be repaired and repainted. The system must then be reassembled and thoroughly tested to make certain that the system is functioning within its required operating specifications. At the end of 2004, the majority of the activities involved in the remanufacture of this system had not been performed or completed. For this reason, although this system is ultimately held for resale, the $12,890 cost of this system was included in work in progress at December 31, 2004.

         Positron's marketing department is currently attempting to sell this reacquired system. Positron has successfully sold and placed into service various "remanufactured" systems in recent years. It is also important to note that the value of the spare parts that could be utilized from the system exceeds the recorded cost of $12,890. For these reasons, an inventory reserve was not considered to be appropriate.

         In Note 3 of the financial statements the work in process inventory amounted to $285,000 at December 31, 2004. For your information, the work in process inventory consisted primarily of specialized parts and numerous assembled components that are required to repair and maintain the PET imaging systems that are currently operating at customer sites. This field service inventory plays an essential role in the performance of the service contracts with customers.

         Note 6.  Notes Payable to Affiliated Entity, page 47.
         -----------------------------------------------------

         2. Please tell us why you concluded that a beneficial conversion feature does not exist with the notes issued to IMAGIN on May 26, 2004, June 17, 2004, and July 15, 2004. Please be detailed in your response.

Response:
---------

         On May 21, 2004, Positron entered into a commitment with IMAGIN Diagnostic Centres that included $2,000,000 in financing through convertible debt instruments. The financing agreements included a Note Purchase Agreement for issuance of notes in the principal amount of $700,000 and a Loan Agreement for funding up to an aggregate principal amount of $1,300,000. These financing agreements were part of a comprehensive financing deal entered into between Positron and IMAGIN on May 21,

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Securities and Exchange Commission
July 12, 2005

2004. In that these financing agreements were part of a comprehensive financing arrangement, the calculation of the beneficial conversion feature was performed on the entire $2,000,000 of convertible debt financing.

         The calculation of the beneficial conversion feature for the convertible debt with IMAGIN is detailed on the accompanying schedule. According to the schedule, the effective conversion price exceeded the fair value of the common stock at the commitment date. Therefore, there is no beneficial conversion feature associated with the convertible debt with IMAGIN.

         In addition to having a conversion price that exceeds the market price, it is important to also point out that shareholder approval (a contingent event) is required to facilitate the full conversion of the preferred stock into 87,000,000 common shares. An analysis of available common shares after entering into the commitment with IMAGIN on May 21, 2004 follows:


         Total authorized common shares                      100,000,000

         Common shares issued and outstanding                (53,185,803)

         Warrants (committed shares)                         (29,120,000)

         1999 Stock Option Plan (committed shares)            (5,987,500)

         Series A Preferred Stock (committed shares)          (1,382,061)
                                                             -----------

         Remaining available common shares                    10,324,636
                                                              ==========



         In this case, debt could only be converted into the 10,324,636 common shares that were available at May 21, 2004. The conversion of the debt into the 76,675,364 additional common shares (over 88% of the total) would require shareholder approval. If a beneficial conversion feature had otherwise existed with this debt, it would have been proper to apply the provisions in ETIF 98-5 and ETIF 00-27 relating to contingent events.

         Form 10-QSB for the quarter Ended March 31, 2005
         ------------------------------------------------

         Note 5.  Convertible Notes Payable to Affiliated Entity, page 7
         ---------------------------------------------------------------

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Securities and Exchange Commission
July 12, 2005

         3. We note that you determined that the convertible notes issued to Solaris contained a beneficial conversion feature and you calculated the beneficial conversion feature to be $1 million, equal to the amount of the proceeds received and obligation under the notes. The promissory note filed as
Exhibit 10.84 to your Form 10-KSB/A, filed on April 19, 2005, indicates that the debt is convertible into shares of Series E Preferred Stock at a conversion price of $1.00 per share. Those shares are in turn convertible into an aggregate of 22,000,000 shares of your common stock. It appears that you have recorded the beneficial conversion feature based on the difference between the market price of your common stock on the date of the agreement and the conversion price. However, the conversion to common stock requires an amendment to your Articles of Incorporation which must be approved by current stockholders. In this regard, please tell us and revise your disclosure in future filings as appropriate as follows:

      o How you considered the contingency relating to stockholder approval of the conversion of the Series E Preferred Stock into 22,000,000 shares of common stock in your calculation of the beneficial conversion feature. Refer to the guidance in paragraph 13 of EITF 98-5 and part II of EITF 00-27.

Response:
---------

         As disclosed in the quarterly report, full convertibility of the shares of Series E Preferred Stock into common stock will require an amendment to the Company's Articles of Incorporation which must be approved by the shareholders. However, an analysis of available common shares on February 28, 2005 follows:

         Total authorized common shares                    100,000,000

         Common shares issued and outstanding              (53,185,803)

         Warrants (committed shares)                       (18,150,000)

         1999 Stock Option Plan (committed shares)          (5,987,500)

         Series A Preferred Stock (committed shares)        (1,639,788)
                                                           -----------

         Remaining available common shares                  21,036,909
                                                            ==========

         Section 1.8 of the Note Purchase Agreement provides for full or partial conversion of the Solaris debt into equity. The above analysis details that enough shares were available to facilitate the partial conversion of the debt

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Securities and Exchange Commission
July 12, 2005

into 21,036,909 shares of common stock. Therefore, shareholder approval would only be required to convert the remaining 963,091 shares of common stock. As substantially all of the Solaris debt was convertible into common shares without shareholder approval, it was deemed appropriate to record the effect of the beneficial conversion feature.

      o How you calculated the value of the beneficial conversion feature to be $1,000,000 and how you determined the fair value of the Series E Preferred Stock to be issued upon the initial conversion.

Response:
---------

         The fair value of the Series E Preferred Stock at the commitment date was $2,200,000 ($0.10 market price per share times 22,000,000 common shares). The conversion price was $1,000,000 ($0.05 conversion price per share times 22,000,000 common shares). The $1,200,000 difference is the intrinsic value of the beneficial conversion feature. However, the beneficial conversion feature is limited to the $1,000,000 proceeds of the debt based upon EITF 98-5.

      o It appears that the intrinsic value of the beneficial conversion feature may have been greater than the proceeds from the convertible instrument. If so, revise future filings to clearly disclose the excess of the aggregate fair value of the instrument that the holder would receive at conversion in excess of the proceeds received. Refer to paragraph 6 of EITF 98-5.

Response:
---------

         The Company will revise future filings to clearly disclose the excess of the aggregate fair value of the instrument that the holder would receive at conversion in excess of the proceeds received.

      o Clearly disclose all significant terms relating to the conversions associated with all of your outstanding convertible notes. Clearly describe any contingencies associated with the conversions.

Response:
---------

         The Company will revise future filings to clearly describe any contingencies.

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Securities and Exchange Commission
July 12, 2005

         We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to Geoffrey E. Perusse or Roger S. Mertz at (415) 837-1515.

                                                     Very truly yours,

                                                     /s/ Roger S. Mertz

                                                     Roger S. Mertz
RSM:ae

cc:      Mr. Gary Brooks - President, Positron Corporation
         Mr. Patrick G. Rooney, Chairman of the Board, Positron Corporation

                                   SCHEDULE A
                                   ----------

                              Positron Corporation

                 IMAGIN Debt - Beneficial Conversion Calculation

                                  May 21, 2004

FV at Commitment Date (May 21, 2004)
Conversion into Common Shares
     Series C Preferred Stock                                            35,000,000
     Series D Preferred Stock                                            52,000,000
                                                                         ----------
     Total Common Shares Issued Upon Conversion                          87,000,000

Conversion Price

Proceeds
     Note Purchase Agreement                                             $  700,000
     Loan Agreement                                                       1,300,000
                                                                         ----------
     Gross Proceeds                                                       2,000,000
Less: Value Attributed to Warrants                                          (91,500)
Less: Debt Discount                                                         (86,400)
                                                                         ----------
     Net Proceeds                                                        $1,822,100

Effective Conversion Price (per share)      ($1,822,100 / 87,000,000)    $   0.0209

Market Price of Common Stock (per share)                                 $   0.0200


Conclusion
----------

As the Effective Conversion Price exceeded the FV at the Commitment Date there is no BCF.